K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 10, 2024

VIA EDGAR
Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:	LKCM Funds (File Nos. 033-75116 and 811-08352) (the “Registrant”)

Responses to SEC Comments – Sarbanes-Oxley Review

Dear Mr. Ellington:
The following are responses by and on behalf of the Registrant to the comments you provided by telephone on March 14, 2024, regarding the examination of the public filings of the Registrant and its series (each, a “Fund” and, collectively, the “Funds”) on Form N-CSR and Form N-CEN for the fiscal year reporting period ended December 31, 2023.  The comments provided by the staff of the Securities and Exchange Commission (“SEC”) and the Registrant’s responses are set forth below.
1.
Form N-CSR Statement of Assets and Liabilities: LKCM Fixed Income Fund (“Fixed Income Fund”).  The Statement of Assets and Liabilities for the LKCM Fixed Income Fund reflects a payable of $2,867,873 due to the Fixed Income Fund’s custodian.  Please explain what this balance related to and include disclosure related to this payable in the notes to the financial statements going forward.

The payable reflected on the Statement of Assets and Liabilities for the Fixed Income Fund relates to a bond that was purchased by the Fixed Income Fund on December 28, 2023.  As the last business day of 2023 was December 29, the trade had not yet settled as of December 31, 2023, the Fixed Income Fund’s fiscal year end, and a payable related to the settlement of this transaction was recorded on the balance sheet for the Fixed Income Fund effective December 31, 2023.  The trade settled on January 2, 2024.  In the future, the Registrant will include disclosure in the notes to the financial statements in the event that similar liabilities are recorded in connection with the settlement of a trade that extends beyond a Fund’s fiscal year-end.

2.
Form N-CSR Certifications and Signature Page:  All Funds.  Item 19 of Form N-CSR requires a separate certification for each principal executive officer and principal financial officer of the Registrant, as required by Rule 30a-2 under the Investment Company Act of 1940, as amended.  The title of the individuals signing the

Securities and Exchange Commission
April 10, 2024

certifications contained in the Form N-CSR filing does not specifically include the title of principal executive officer or principal financial officer.  Please confirm in correspondence that the individuals who sign the certifications provided with the filings are the principal executive officer and/or principal financial officer, and, going forward, please confirm that such titles will be included in the signed certifications.

The certifications filed as part of the Funds’ Form N-CSR on March 4, 2024 were executed by the Funds’ President, J. Luther King, Jr., and the Funds’ Chief Financial Officer, Jacob D. Smith.  The Registrant confirms that Messrs. King and Smith perform the roles of the Funds’ Principal Executive Officer and Principal Financial Officer, respectively, and that, in the future, such titles will be reflected on the Form N-CSR signature page and in the signed certifications.

3.
Form N-CEN Internal Control Letter: All Funds.  The internal control letter attached as an exhibit to the Form N-CEN filed on March 16, 2023 is missing the city and state where the report was issued and, therefore, is not in compliance with Form N-CEN Item G.1, Instruction 3.  Please ensure that this information is included in future filings.

In accordance with Form N-CEN Item G.1, Instruction 3, the internal control letter attached as an exhibit to the Funds’ Form N-CEN that was filed with the SEC on March 14, 2024, includes the city and state of issuance.  This information will be included in future internal control letters.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Jacob Smith
Luther King Capital Management Corporation